
SembCorp
Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

6 July 2005




05009785

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr


SembCorp
Industries

Co Regn No: 199802241 8D

July 6, 2005

COMPLETION OF SEMBCORP'S DIVESTMENT OF 28.8 PER CENT EQUITY INTEREST IN PACIFIC INTERNET

With reference to its press release of March 18, 2005, SembCorp Industries ("SCI") is pleased to announce that the sale of SembCorp Ventures Pte Ltd's remaining 28.8% stake in Pacific Internet Limited ("PacNet") to Kingsville Capital has been completed. Accordingly, PacNet has ceased to be an associate company of SCI.

SembCorp Ventures Pte Ltd is a wholly-owned subsidiary of SCI.

Details of the sale may be found in SCI's aforementioned press release dated March 18, 2005.

- End -

For media and analysts' enquiries, please contact:

April Lee
Group Corporate Relations
Tel: +65 6723 3160
Email: april.lee@sembcorp.com.sg
Fax: +65 6822 3240
Website: www.sembcorp.com.sg